January 24, 2008

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Cathey Baker

Re:	Limited Brands, Inc.
Form 10-K for the Fiscal Year Ended February 3, 2007
Filed April 3, 2007
File No. 001-08344

Dear Ms. Baker:

On behalf of Limited Brands, Inc., I am writing to request an extension until February 20, 2008 to respond to your above referenced letter dated January 10, 2008. As we discussed, although your letter was dated January 10, 2008, I did not receive it until January 22, 2008.

It is our goal to fully comply with all applicable SEC regulations and as you can appreciate, we will want to meet with the various members of our finance and legal team, as well as review the matter with our Compensation Committee to ensure that we meet that goal. To that end, I respectfully ask that you grant the requested extension.

Please let me know if you have any questions or would like to discuss. I can be reached at (614) 415-6260. Your attention to this matter is greatly appreciated.

Very truly yours,

/s/ Ezra D. Singer
Ezra D. Singer
Senior Vice President, Compensation & Benefits